NYIAX, Inc.

180 Maiden Lane, 11th Floor

New York, NY 10005

VIA EDGAR

September 1, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	NYIAX, INC.
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 10-Q for the Quarterly Periods Ended June 30, 2023
File No. 001-41626

Ladies and Gentlemen:

NYIAX, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s submission of its Form 10-K for the fiscal year ended December 31, 2022 filed with the Commission on July 21, 2023 and its Form 10-Q for the quarterly period ended June 30, 2023 filed with the Commission on August 14, 2023 (the “Form 10-Q”); as set forth in the Staff’s letter dated August 29, 2023 (the “Comment Letter”). To ensure consistency of our filings, we have re-examined our Form 10-Q for the period ended March 31, 2023 as well.

Based upon the Commission’s comments, the Company has decided to restate the condensed statement of cash flows included in the Form 10-Q for the period ended June 30, 2023 and the condensed statement of cash flows included for the period ended March 31, 2023 in addition to other disclosures. We also hereby submit for filing an Amendment No. 1 on Form 10-Q (the “Amended Form 10-Q/A”) and an Amendment No. 1 on the Quarterly Report on Form 10-Q/A for the three-month period ended March 31, 2023 (the “Amended Form 10-Q/B”) which includes changes to reflect responses to the Staff’s comments provided in the Comment Letter.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Form 10-Q/A.

Form 10-Q for the Quarterly Periods Ended June 30, 2023

Condensed Statements of Cash Flows, page 5

1.	We note you reported the payment of deferred offering costs as a use of cash in financing activities in the Statements of Cash Flows for the years ended December 31, 2022 and 2021. Please explain to us why it is appropriate to report the reversal of these deferred offering costs as cash provided by financing activities in the Statements of Cash Flows for the six month period ended June 30, 2023. It appears the reversal of the deferred charge is a non-cash activity. Refer to the guidance in ASC 230-10-50-3.

Response: We respectfully advise the Staff that we have restated disclosures in the Condensed Statements of Cash Flows included on page 5 of the Amended Form 10-Q/A and page 5 of the Amended Form 10-Q/B to report the deferred offering cost write-off as an adjustment to reconcile net loss to net cash used in operating activities, consistent with the guidance in ASC 230-10-50-3.

Note 6. Threatened Litigation, page 13

2.	Please clarify why the Company disputes the amounts owed to Boustead and is of the belief that if any commissions are due to Boustead, they would be significantly less than the amounts claimed by Boustead. In this regard, disclose here and elsewhere where applicable:

•	the amount of funds privately raised by the Company during the period covered by the Boustead Engagement Letter;

•	the amount of commissions on these privately raised funds that are owed in accordance with the terms of the Boustead Engagement Letter; and

•	of the amount owed, the amount of commissions paid and/or accrued by the Company.

Also, clarify if an IPO completed with another underwriter is a transaction that would be covered under the terms of the Boustead Engagement Letter. If so, disclose the amount of commissions that would be owed in accordance with the terms of the Boustead Engagement Letter.

Response: We respectfully advise the Staff that we have restated disclosures on page 15 of the Amended Form 10-Q/A and page 16 of the Amended Form 10-Q/B to address each of the Staff comments above.

3.	Please explain to us how you are accounting for the amounts Boustead claims the Company owes. Refer in your response to the accounting literature that is the basis for your accounting..

Response: The Company relied upon ASC 450-20: Dealing with Uncertainty when Accounting for Losses to record the amounts the Company owes Boustead. In accordance with ASC 450-20-25-2, an estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:

a.	Information available before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. Date of the financial statements means the end of the most recent accounting period for which financial statements are being presented. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss, and

b.	The amount of loss can be reasonably estimated.

The Company had accrued approximately $588,000, the amount of commissions on the privately raised funds that are owed in accordance with the terms of the Boustead Engagement Letter, as a probable and reasonably estimated loss. In the Company’s judgement, any amount beyond that $588,000 is neither probable, nor reasonably estimated.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Results of Operations For Six Months Ended June 30, 2023 and 2022

Net Revenue, page 24

4.	Please disclose why and how a decrease in the number of business development headcount resulted in a decrease in net revenue. Also, fully explain why you experienced a decrease in average compensation per Media Contract.

Response: We respectfully advise the Staff that we have revised the disclosure of page 20 of the Amended Form 10-Q/A and page 20 of the Amended Form 10-Q/B to clarify that the decrease in net revenue is related to a reduced number of business development professionals pursuing business and the Company executing more contracts at a lower commission rates and lower total contract value resulted in a lower average compensation per Media Contract.

Selling General and Administrative, page 25

5.	Please disclose the nature and circumstances of the Deferred offering cost write-off expense.

Response: The Company’s policy is to defer the recognition of deferred offering costs pursuant to the Codification of Staff Accounting Bulletins, Topic 5: Miscellaneous Accounting A. Expenses of Offering. Such deferred offering costs would be recorded as an offset to proceeds upon the consummation of the offering. Deferred offering costs would be charged to expense when and if it is determined that the offering will not be consummated. This is further disclosed on page 21 of the Amended Form 10-Q/A and page 22 of Amended Form 10-Q/B.

We thank the Staff for its review of the foregoing, the Amended Form 10/QA and the Amended Form 10Q/B. If you have further comments, please feel free to contact our counsel, Mitchell L. Lampert, Esq., Robinson & Cole LLP, at mlampert@rc.com or by telephone at 203-462-7559, or Anna Wang, Esq. at awang@rc.com or 212-451-2942.

Sincerely,

/s/ Christopher Hogan
Christopher Hogan, Interim Chief Executive Officer

cc:	Mitchell L. Lampert, Esq. Robinson & Cole LLP

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